DRAFT

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

April __, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 86 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 85 ("Amendment No. 85") to the Registration Statement, filed on February 13, 2014, which was filed in order to add two new series to the Fund, Lazard Fundamental Long/Short Portfolio (the "Long/Short Portfolio") and Lazard Emerging Markets Income Portfolio (the "Emerging Markets Income Portfolio"), and to add disclosure relating to prior performance of similar accounts for Lazard Global Equity Select Portfolio (the "Global Equity Select Portfolio") (each a "Portfolio" and together the "Portfolios").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 85 that were provided to the undersigned by Deborah O'Neal-Johnson and Ashley Vroman-Lee of the Staff via telephone on March 27, 2014.  The prospectus included in the Amendment has been marked to indicate changes from the currently-effective version, and the statement of additional information ("SAI") has been marked to indicate changes from the version filed as part of Amendment No. 85.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

All Portfolios

Cover Page

1.	Staff Comment: Please list on the cover page the ticker symbols for each share class of the Portfolios being offered.

Response:  The ticker symbols for each share class of the Portfolios being offered are listed on the cover page.

Summary Section—Fees and Expenses

2.
Staff Comment:  Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Portfolio's Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please add a line item for "Acquired Fund Fees and Expenses" to the fee table if it is projected to exceed one basis point (0.01%).

Response:  We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point (0.01%) and, as such, a corresponding line item has not been added.

4.	Staff Comment: If applicable to the Portfolio, please confirm that substitute dividend and interest expenses on securities sold short are included in the fee table.

Response:  Dividend and interest expenses are included and are now shown separately as a sub-item under "Other Expenses" titled "Dividend and Interest Expenses on Securities Sold Short" for the Long/Short Portfolio.

Summary Section—Principal Investment Risks

5.
Staff Comment:  Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please confirm that the derivatives-related risk disclosure is consistent with the observations in that letter.  In addition, please add separate disclosure addressing the risks of entering into futures contracts.

Response:  Fund management has confirmed that the derivatives-related risk disclosure is consistent with the observations in the letter.  References to futures contracts have been removed from the prospectus, as futures contracts are not anticipated to be a principal investment strategy of the Portfolios.

Long/Short Portfolio

Summary Section—Investment Objectives

6.
Staff Comment:  Please confirm both the accuracy and the appropriateness of the Portfolio's secondary objective of "principal preservation."  Please also explain supplementally the difference between principal preservation and preservation of capital, which is part of the investment objective for the Emerging Markets Income Portfolio.

Response:  The Portfolio's secondary objective of "principal preservation" has been removed.

Summary Section—Fees and Expenses

7.
Staff Comment:  Please confirm whether the reference to "interest on borrowings" in the second footnote to the fee table includes interest expenses associated with short selling.  If so, please add language to the footnote to so clarify.

Response:  We have added "interest and dividends on securities sold short" to the list of expenses excluded from the expense limitation.  However, the Portfolio's Total Annual Portfolio Operating Expenses are below the expense limitation amount so we have removed the footnote (moving the language to "Fund Management—Investment Manager") and the last two rows of the expense table as shown in Amendment No. 85.

Summary Section—Principal Investment Strategies

8.	Staff Comment: The last sentence of the second paragraph provides:

At certain times, based on the currently existing market environment, the Investment Manager may not believe it is able to find sufficient opportunities to invest in equity securities and/or take short positions in equity securities and may determine to tactically shift the Portfolio to invest substantially in money market instruments, such as short-term US Treasury securities and certificates of deposit.

Please confirm whether the described investment strategy is a temporary defensive strategy of the Portfolio and, if it is, please label it as such throughout the prospectus.

Response: We have been advised by Fund management that the investment strategy described in the referenced sentence is not reserved solely as a temporary defensive strategy of the Portfolio.

9.
Staff Comment:  The fourth paragraph states that the Portfolio may invest in "currency swap agreements."  Please confirm that, if the Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Summary Section—Principal Investment Risks

10.
Staff Comment:  The last sentence of High Portfolio Turnover Risk states:  "A high portfolio turnover rate could result in high brokerage costs and an increase in taxable capital gains distributions to the Portfolio's shareholders, which will reduce returns to shareholders."  Please considering removing "and an increase in taxable capital gains distributions to the Portfolio's shareholders, which will reduce returns to shareholders" if it is not applicable to the Portfolio's shareholders.

Response: The referenced language has been removed.

11.	Staff Comment: Please consider adding disclosure to address the following risks: counterparty credit risk, credit risk, early closing risk, foreign issuer risk and equity risk.

Response: We have added the following risk factor:

Counterparty Credit Risk.  The Portfolio's investment strategy is dependent on counterparties to its securities borrowing transactions in connection with short sales of securities and counterparties to derivatives transactions.  Transactions with such counterparties are subject to the risk of default by a counterparty, which could result in a loss of Portfolio assets used as collateral or the loss of monies owed to the Portfolio by a counterparty.

We do not believe that credit risk, such as that associated with the issuer of a fixed income security, is a principal investment risk of investing in the Portfolio, which focuses on equity and equity-related investments.  The credit risk associated with counterparties in the Portfolio's short exposures and derivatives transactions is covered above in Counterparty Credit Risk.

Regarding "early closing risk," please note the following within Principal Investment Strategies and Principal Investment Risks—Principal Investment Risks—Lazard Retirement Fundamental Long/Short Portfolio—Short Position Risk:  "In addition, the Portfolio may not always be able to close out a short sale position at a particular time or at an acceptable price."

Regarding foreign issuer risk, please note the risk factor Non-US Securities Risk, which we believe adequately addresses foreign issuer risk.  Similarly, we believe that equity risk is adequately covered by the existing risk factors Market Risk and Issuer Risk.

Global Equity Select Portfolio

Summary Section—Principal Investment Strategies

12.
Staff Comment:  "Non-Diversification Risk" is included as a principal investment risk of the Portfolio.  Please include corresponding disclosure in Summary Section—Principal Investment Strategies with respect to non-diversification.

Response:  The first sentence of "Non-Diversification Risk" has been moved up to the Summary Section—Principal Investment Strategies.

Emerging Markets Income Portfolio

Summary Section—Investment Objective

13.	Staff Comment: Please confirm that "preservation of capital" is an appropriate investment objective for the Portfolio.

Response:  The reference to "preservation of capital" has been removed, and the investment objective has been revised as follows:  "The Portfolio seeks total return consisting of appreciation and income."

Summary Section—Principal Investment Strategies

14.
Staff Comment:  The first sentence of the first paragraph states that, under normal circumstances, the Portfolio invests at least 80% of its assets in currencies, debt securities, derivative instruments and other investments that are economically tied to emerging market countries (the "80% Policy").  Please explain how these "derivative instruments" will be valued for purposes of the Portfolio's 80% Policy.

Response:  We have been advised by Fund management that, for purposes of the Portfolio's 80% Policy, derivative instruments will be valued at market (rather than notional) value.

15.	Staff Comment: Please add "("junk bonds")" after the reference to "non-investment grade bonds" in the last sentence of the first paragraph.

Response:  The requested change has been made.

16.
Staff Comment:  The fifth paragraph states that the Portfolio may "enter into credit default swaps."  Please confirm that, if the Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.

17.	Staff Comment: If the Portfolio has a temporary defensive strategy, please include the strategy in this section.

Response:  The following disclosure has been moved up from Principal Investment Strategies and Principal Investment Risks—Principal Investment Risks:

When the Investment Manager determines that adverse market conditions exist, the Portfolio may adopt a temporary defensive position and invest some or all of its assets in money market instruments, including shares of money market mutual funds, US Government securities, repurchase agreements, bank obligations and commercial paper and other short-term obligations.  In pursuing a temporary defensive strategy, the Portfolio may forgo potentially more profitable investment strategies and, as a result, may not achieve its stated investment objective.

Summary Section—Principal Investment Risks

18.	Staff Comment: Please add "("junk bonds")" after the reference to "non-investment grade securities" in the sixth sentence of Fixed-Income and Debt Securities Risk.

Response:  The requested change has been made.

19.	Staff Comment: Please consider adding disclosure to address the following risks: counterparty credit risk, early closing risk and equity risk.

Response: We have added the following risk factor:

Counterparty Credit Risk.  The Portfolio's investment strategy is dependent in significant part on counterparties to derivatives transactions.  Transactions with such counterparties are subject to the risk of default by a counterparty, which could result in the loss of monies owed to the Portfolio by a counterparty.

We do not believe that "early closing risk" is a principal investment risk of the Portfolio.

Investing in equity securities is not a principal investment strategy of the Portfolio, so we have not added risk disclosure regarding investing in equity securities.

All Portfolios

Principal Investment Strategies and Principal Investment Risks—Principal Investment Strategies

20.
Staff Comment:  With respect to the Emerging Markets Income Portfolio, the first sentence of the third paragraph states:  "In managing the Portfolio, the Investment Manager utilizes a benchmark-aware emerging markets currency and local currency debt strategy . . ."  Please revise this disclosure for clarity.

Response:  The referenced sentence has been revised as follows:  "The Investment Manager's strategy seeks to attain exposure to emerging market countries by investing in local market instruments, including currency forward contracts and local currency debt."

21.
Staff Comment:  With respect to all Portfolios, it states that:  "Under adverse market conditions, a Portfolio could pursue a defensive strategy by investing some or all of its assets in money market securities to seek to avoid or mitigate losses."  Please note that this disclosure seems inconsistent with the disclosure referenced in Comment No. 8 above and that there is no similar disclosure in Summary Section—Principal Investment Strategies for the Emerging Markets Income Portfolio.  If a Portfolio has a temporary defensive strategy, please include such strategy as a principal investment strategy in the Summary Section.

Response: The requested change has been made. Please see the responses to Comment Nos. 8 and 17.

Principal Investment Strategies and Principal Investment Risks—Principal Investment Risks

22.
Staff Comment:  Please confirm that the risk disclosure included in this section complies with Items 4 and 9 of Form N-1A (i.e., that the information disclosed in the summary section in response to Item 4 is a summary of the information disclosed in response to Item 9).

Response:  In compliance with Item 4, information in Summary Section—Principal Investment Strategies and —Principal Investment Risks is a summary of how the Portfolio intends to achieve its investment objective and summarizes the principal risks of investing in the Portfolio, based on information given in response to Item 9(b) and Item 9(c), respectively.

Other Performance of the Investment Manager—Prior Performance of Similar Accounts

23.
Staff Comment:  Please confirm that each Composite includes all accounts managed by the Investment Manager (which includes both funds and private accounts) with substantially similar investment objectives, policies and strategies as the relevant Portfolio (the "Other Accounts").  If a Composite does not include all such accounts, please confirm that the exclusion does not render the Composite misleading.

Response:  We have been advised by Fund management that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio that meet the Composite construction requirements and that Fund management believes that any exclusion from the Composites of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio does not render the Composites misleading.

24.
Staff Comment:  The first sentence of the fourth paragraph states:  "The performance results of the Composites are presented net of management fees."  Please provide performance results net of all fees, as discussed in Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Response:  The referenced sentence has been revised as follows:  "The performance results of the Composites are presented net of all fees and expenses (other than custody or other fees of third parties that may be associated with managed accounts and are not charged by the Investment Manager or its affiliates)."

25.	Staff Comment: Please clarify whether the performance of the JPMorgan Emerging Local Markets Index Plus (Unhedged) reflects a deduction for fees, expenses or taxes.

Response:  Please note that the second sentence of the first paragraph in this section provides that each Composite is "compared to an appropriate securities market index (each of which is unmanaged, has no fees or costs and is not available for investment)."

26.
Staff Comment:  Please explain supplementally how the JPMorgan Emerging Local Markets Index Plus (Unhedged) is considered a broad-based securities market index, or add an appropriate broad-based securities market index.

Response:  The index tracks total returns for local-currency-denominated money market instruments in 22 emerging markets countries with at least $10 billion of external trade.  Fund management believes that the index is an appropriate benchmark for the returns of the Portfolio's strategy and that it is broad-based, representing returns from a broad sector of emerging markets countries.  The Investment Manager believes that other, more broadly-based indexes are not appropriate.

27.
Staff Comment:  Please confirm that the Investment Manager is responsible for the performance of each Composite.  Please note that composites for different investment advisers may not be combined for purposes of presenting prior performance information (see Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)).

Response: The Investment Manager has confirmed that it is responsible for the performance of all accounts in each Composite.

Back Page

28.
Staff Comment:  If the Fund's policies and procedures with respect to the disclosure of the Portfolios' portfolio holdings are available on the Fund's website, please state so and provide the website address.

Response:  The Fund's policies and procedures with respect to the disclosure of the Portfolios' portfolio holdings are not available on the Fund's website other than the descriptions included in the prospectus and SAI, which are available on the Fund's website.

SAI

29.	Staff Comment: Please identify the lead independent director of the Board.

Response: Because the identity of the lead independent director is not required by Form N-1A (including Item 17(b)(1)), we respectfully decline to name the lead independent director.

General

30.	Staff Comment: Please confirm that any information that was missing or incomplete in Amendment No. 85 is now complete in the Amendment.

Response: Any information that was missing or incomplete in Amendment No. 85 is now complete in the Amendment.

31.	Staff Comment: Please confirm that the Portfolios' series and class information is accurate.

Response:  The Portfolios' series and class information is accurate.

32.	Staff Comment: Please include the Fund's Tandy certification with the Amendment.

Response: The Fund's Tandy certification was filed with Amendment No. 85 and, therefore, is not included with this Amendment.

*     *     *     *     *     *     *     *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Kirk W. Anderson
Kirk W. Anderson

cc:  Janna Manes